---------------------------------
           OMB APPROVAL
---------------------------------
OMB Number:             3235-0145
Expires:          August 31, 1999
Estimated average burden
hours per response......... 14.90
---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]   Rule 13d-1(b)

    [X]   Rule 13d-1(c)

    [ ]   Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                       Page 1 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

--------------------------------------------------------------------------------

1.         Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
           13-3986302
--------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  ...............................................................

            (b)  ...............................................................
--------------------------------------------------------------------------------
3.         SEC Use Only
--------------------------------------------------------------------------------
4.         Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares      5. Sole Voting Power    Warrant to purchase 1,343,452
  Beneficially Owned                            shares of Common Stock
  by Each Reporting     --------------------------------------------------------
  Person With:          6. Shared Voting Power
                        --------------------------------------------------------
                        7. Sole Dispositive     Warrant to purchase
                           Power                1,343,452 shares of Common Stock
--------------------------------------------------------------------------------
                        8. Shared Dispositive Power
--------------------------------------------------------------------------------
 9.        Aggregate Amount Beneficially Owned by Each Reporting Person
           Warrant to purchase 1,343,452 shares of Common Stock
--------------------------------------------------------------------------------
 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
 11.       Percent of Class Represented by Amount in Row (9)       16.7%
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ...............................................................................

 ................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)                       Page 2 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

ITEM 1.

     (a)      NAME OF ISSUER:

              PW Eagle, Inc.

     (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              333 South Seventh Street
              Suite 3430
              Minneapolis, MN  55402

ITEM 2.

     (a)      NAME OF PERSON FILING:

              J.P. Morgan Partners (23A SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

     (c)      CITIZENSHIP:

              Delaware

     (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

     (e)      CUSIP NUMBER:
              69366Y108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

     (a)      AMOUNT BENEFICIALLY OWNED:

              Warrant to purchase 1,343,452 shares of Common Stock

     (b)      PERCENT OF CLASS:

              16.7% (as of December 31, 2000)

     (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)      Warrant to purchase 1,343,452 shares of Common Stock


SEC 1745 (3-98)                       Page 3 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

             (ii)     Not applicable.
             (iii)    Warrant to purchase 1,343,452 shares of Common Stock
             (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (3-98)                       Page 4 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001


                                 J.P. MORGAN PARTNERS (23A SBIC), LLC

                                 By: J.P. Morgan Partners (23A Manager), Inc.



                                 By: /s/ Jeffrey C. Walker
                                 -----------------------------------------------
                                     Name:  Jeffrey C. Walker
                                     Title: President




SEC 1745 (3-98)                       Page 5 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108


                                  EXHIBIT 2(a)

                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.








SEC 1745 (3-98)                       Page 6 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

President                                 Jeffrey C. Walker*
Executive Vice President                  Mitchell J. Blutt, M.D. *
Executive Vice President                  Arnold L. Chavkin*
Executive Vice President                  John M.B. O'Connor*
Managing Director                         John R. Baron*
Managing Director                         Christopher C. Behrens*
Managing Director                         David S. Britts*
Managing Director                         Rodney A. Ferguson*
Managing Director                         David Gilbert*
Managing Director                         Evan Graf*
Managing Director                         Eric A. Green*
Managing Director                         Michael R. Hannon*
Managing Director                         Donald J. Hofmann, Jr. *
Managing Director                         W. Brett Ingersoll*
Managing Director                         Alfredo Irigoin*
Managing Director                         Andrew Kahn*
Managing Director                         Jonathan R. Lynch*
Managing Director                         Jonathan Meggs*
Managing Director                         Thomas G. Mendell*
Managing Director                         Stephen P. Murray*
Managing Director                         Joao Neiva de Figueiredo, Ph.D. *
Managing Director                         Timothy Purcell*
Managing Director                         Thomas Quinn*
Managing Director                         Peter Reilly*
Managing Director                         Robert R. Ruggiero, Jr. *
Managing Director                         Susan L. Segal*
Managing Director                         Shahan D. Soghikian*
Managing Director                         Georg Stratenwerth*
Managing Director                         Lindsay Stuart*
Managing Director                         Patrick J. Sullivan*
Managing Director                         Kelly Shackelford*
Managing Director                         Charles R. Walker*
Managing Director                         Timothy J. Walsh*
Managing Director                         Richard D. Waters, Jr. *
Managing Director                         Damion E. Wicker, M.D. *
Managing Director                         Eric R. Wilkinson*
Senior Vice President                     Marcia Bateson*
Vice President and Treasurer              Elisa R. Stein*
 Secretary                                Anthony J. Horan**
Assistant Secretary                       Robert C. Caroll**
Assistant Secretary                       Denise G. Connors**


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                       Page 7 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108


                                   DIRECTORS(1)

                                          Jeffrey C. Walker*






--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                       Page 8 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

                                                                      SCHEDULE B


                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)


Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr.*
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**

                                   DIRECTORS(1)

 NAME                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                         Chairman of the Board
                                          Chief Executive Officer
                                          Deere & Company
                                          One John Deere Place
                                          Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                          The Hearst Corporation
                                          959 Eighth Avenue
                                          New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns                         Chairman of the Board and
                                            Chief Executive Officer
                                          Ryder System, Inc.
                                          3600 N.W. 82nd Avenue
                                          Miami, Florida  33166

-------------
(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                       Page 9 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

--------------------------------------------------------------------------------
 H. Laurence Fuller               Co-Chairman
                                  BP Amoco p.l.c.
                                  1111 Warrenville Road, Suite 25
                                  Chicago, Illinois  60563
--------------------------------------------------------------------------------
 William H. Gray, III             President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.         President and Chief Executive Officer
                                  The Chase Manhattan Corporation
                                  270 Park Avenue, 8th Floor
                                  New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                 Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                  919 Third Avenue - Room 29-72
                                  New York, New York  10022
--------------------------------------------------------------------------------
 John R. Stafford                 Chairman, President and
                                    Chief Executive Officer
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Douglas A. Warner III           Chairman of the Board
                                 J.P. Morgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration and
                                   Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------






SEC 1745 (3-98)                       Page 10 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr.*
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**


                                   DIRECTORS(1)

                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                 Chairman of the Board
                                  Chief Executive Officer
                                  Deere & Company
                                  One John Deere Place
                                  Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                 Chairman and Chief Executive Officer
                                  Bechtel Group, Inc.
                                  P.O. Box 193965
                                  San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.            President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy              Chairman of the Board
                                  Honeywell International
                                  P.O. Box 3000
                                  Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

-------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                       Page 11 of 12 pages

                                  SCHEDULE 13G

Issuer:  PW Eagle, Inc.                                    CUSIP No.:  69366Y108


                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                             BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns                 Chairman of the Board and
                                    Chief Executive Officer
                                  Ryder System, Inc.
                                  3600 N.W. 82nd Avenue
                                  Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller               Co-Chairman
                                  BP Amoco p.l.c.
                                  1111 Warrenville Road, Suite 25
                                  Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                   President
                                  American Museum of Natural History
                                  Central Park West at 79th Street
                                  New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III             President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.         President and Chief Executive Officer
                                  The Chase Manhattan Corporation
                                  270 Park Avenue, 8th Floor
                                  New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                 Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                  919 Third Avenue - Room 29-72
                                  New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                   Chairman of the Board and Chief Executive
                                    Officer
                                  Exxon Mobil Corporation
                                  5959 Las Colinas Boulevard
                                  Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                 Chairman, President and Chief Executive
                                    Officer
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                    Former Chairman of Board and Chief Executive
                                    Officer of Maytag
                                  13338 Lakeshore Drive
                                  Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III            Chairman of the Board
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman              Professor of Business Administration and
                                    Public Policy
                                  The University of Michigan
                                  School of Public Policy
                                  411 Lorch Hall, 611 Tappan Street
                                  Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                       Page 11 of 12 pages